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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period September 12, 2003

SANPAOLO IMI S.p.A.
(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.P.A.
Date: September 12, 2003	By:	/s/ GIORGIO SPRIANO Giorgio Spriano Head of Company Secretariat

THE BOARD OF DIRECTORS APPROVES THE RESULTS FOR THE FIRST HALF OF 2003. THE GROUP CONFIRMS THE PROFIT OBJECTIVES FOR 2003, ENVISAGED IN THE THREE-YEAR PLAN 2003-2005

Increase in all major operating items

  •
  Operating income rose to 1,356 million euro (+3.2%) and the cost/income ratio improved with a difference of 0.7% (from 62.6% to 61.9%)

  •
  Net interest and other banking income rose to 3,753 million euro (+1.6%)

  •
  Loans to customers grew (+4.8%)

  •
  Financial assets of customers grew (+2.8%). The positive trend in life technical reserves continued (+29.8%, with a creation of embedded value of 188 million euro)

  •
  Ordinary income was 956 million euro up by 4.3% compared to the first half of 2002

Net income was 441 million euro down by 26.9% as a result of the provisionings to the early retirement scheme ("Fondo esuberi") of 270 million euro, which will allow a reduction in employee numbers and operating costs. These charges will be compensated for by extraordinary revenues to be posted in the second half of the year.

Merger of Cardine Finanziaria passed, incorporation by the end of the year

Turin, 12 September 2003—The Board of Directors today approved the results of the SANPAOLO IMI Group for the first half of 2003, which show a positive development in principal operating line items compared to the corresponding period of 2002.

In a still difficult market scenario, marked by a generalised economic weakness and a high degree of uncertainty, the Group achieved ordinary income of 956 million euro (+4.3% compared to corresponding period del 2002) and a net improvement in net interest and other banking income (+1.6%), thanks to the growth in net interest income (+2%) and net commissions (+0.8%), showing a lower vulnerability to the fall in interest rates and volatility in the financial markets compared to 2002. Ordinary income benefited, in addition to a lively performance in the principal operating volumes, also from the attentive control of costs and high quality of the loan portfolio.

Net income was 441 million euro, down by 26.9% against the first half of 2002. The fall is due to the extraordinary charges necessary to cover the requirements of the early retirement scheme ("Fondo di Solidarietà per il sostegno del reddito, dell'occupazione e della riconversione e riqualificazione professionale del Personale e del Credito" or "Fondo Esuberi") which, following union agreements on 10 June 2003, on a voluntary basis, will ensure a progressive generational change in personnel: the departures will generate, from 2005, a saving of about 165 million euro per year (115 million euro in 2004). The estimated cost of the operation posted to the first half required a provision of 270 million euro. In the second half similar procedures for the acceptance of departures by Cardine employees will be initiated.

During the year, the extraordinary charges due to the provisionings to the Fondo Esuberi will be more than compensated for by the extraordinary income related to sales of shareholdings (Banque Sanpaolo and Finconsumo) already contracted in recent months, but not yet posted to accounts.

The results are in line with the growth outlined in the 2003 budget and, also in the light of the current trend, allow the confirmation of the Three-Year Plan's objectives: RoE around 9% in 2003 and 15% in 2005 and, at that date, a cost/income ratio of 55%.

Group net interest and other banking income in the first half of 2003 was 3,753 million euro, thanks to both the favourable development in net interest income, and the positive performance in commission revenues.

Net interest income in the first six months of 2003 was 1,919 million euro, showing a reverse in trend compared to 2002, substantially due to the positive development in loans and improvement in customer spreads.

Net loans to customers amounted to 127.7 billion euro, up by 2% on the end of December 2002 and 4.8% on an annual basis. The increase came from medium- and long-term lending, which grew by 5.5% in the 12 months: the good performance in financings to the retail sector (1.8 billion euro in mortgages granted by the domestic banking networks) and loans to the public works and infrastructure sector (the total loans of Banca Opi at the end of the period were around 18 billion euro) continued.

Financial assets of customers at the end of the half were 376 billion euro, up by 3.3% from the beginning of the year and 2.8% compared to the corresponding period of 2002.

Direct deposits were 137.2 billion euro, almost the same level reached at the end of June 2002.

At the end of June the Group's domestic market shares were 11% in loans and 10.5% in direct deposits.

Group net commissions amounted to 1,428 million euro, up by 0.8% compared to the first half of 2002. This was the result of the good performance in revenues from almost all segments, except management, trading and consultancy (–4.1%), where the contraction—an improvement compared to the first quarter—is due above all to the changed mix of customers' financial assets, directed towards low risk products because of high market volatility.

The stock of indirect deposits amounted to 238.8 billion euro, up by 5.7% from the end of December 2002 and 4.5% on an annual basis. The positive development in asset management (+4.8% compared to the same period of 2002) was due both to the net inflow from the distribution networks (6.1 billion euro), and to the revaluation of assets under management. The total stock of asset management at the end of June was 145.9 billion euro, with an incremental flow of 7.7 billion euro since the beginning of the year.

The SANPAOLO IMI Group, thanks to a net inflow of 3.6 billion euro, continues to occupy first position in the domestic market, with a market share of 21.2% in mutual funds.

Life technical reserves confirmed the growth already shown in 2002 (+29.8% against the end of June 2002, +12.8% from the beginning of the year): life insurance products represented one of the driving products in asset management and one of the forms of investment preferred by customers. The net inflow from the distribution networks in the half was 2.8 billion euro and took technical reserves to 30.7 billion euro.

The good performance in the life sector was reflected not only in net commissions but also profits from companies valued at net equity (87 million euro +50% on the corresponding period in 2002). Sanpaolo Vita and its subsidiary Sanpaolo Life had a net income of 36 million euro and Fideuram Vita recorded a net result of 17 million euro. Still more evident was their contribution in terms of growth in embedded value of the insurance business, the sum of net worth adjusted to market value and policies in force: the creation of embedded value in the half was 188 million euro, taking the embedded value to 953 and 920 million euro respectively for Sanpaolo WM and Banca Fideuram.

Dividends from shareholdings fell compared to 2002 which discounted non-recurring items (52 million euro, –58.7%).

The growth in profits from financial transactions and dividends from shares (+24.8%) amounted to 267 million euro thanks to the good performance in trading and placing of structured products and corporate derivates through the banks networks.

Operating income in the first six months of 2003 was 1,356 million euro, up by 3.2% compared to 2002, thanks also to an attentive cost containment policy.

Administrative costs were 2,329 million euro (+0.3%), resulting from conflicting trends in personnel costs, up by 0.9%, and other administrative costs which fell by 1.2%. Personnel expenses were affected by external factors, such as salary increases as a result of the application of the National Collective Labour Contract ("CCNL"), in part however compensated for by efficiency recoveries from the integration of the distributive networks and the actions to contain personnel, down by 985 compared to June 2002: consequently the cost/income ratio improved passing from 62.6% to 61.9%.

Provisions and net adjustments to loans and financial fixed assets were 320 million euro, against 310 million euro in the first six months of 2002 (+3.2%). The figure includes 64 million euro in provisions for risks and charges and 175 million euro for provisions and adjustments for credit risks, due to alignment of presumed realisable value of specific positions and certain companies to the qualitative standards of the Parent Bank. Against an increase in the loan portfolio, the general reserve was around 1.1 billion euro, or 0.9% of the performing loan portfolio; this risk coverage level is calculated to strike a balance between the high credit quality of the loan portfolio and the instability of the economic scenario.

Value adjustments to the shareholding portfolio amounted to 81 million euro (57 million in the first half of 2002), due principally to shareholdings in FIAT and H3G: the adjustment in the stake in H3G led to the posting of a capital loss of 41 million euro, corresponding to the relevant loss in the six months of the telephone company.

Compared to the first six months of 2002 net non-performing loans fell by 7.4% (1,322 million euro compared to 1,427 in the corresponding period), while net problem loans (including restructured and in course of restructuring) increased by 5.1% (1,537 million euro): cover ratios were respectively 69.2% and 32.1%.

Net extraordinary charges were 172 million euro following the provision to the "Fondo Esuberi"; gross income was 784 million euro. The tax rate was 41.1%.

At the end of June 2003 the capital adequacy ratios of the Group were 7.1% (Tier 1 ratio) and 10.4% (Total ratio).

* * *

The Board of Directors also approved the project, already envisaged in the Three-Year Plan, of merger by incorporation of Cardine Finanziaria in SANPAOLO IMI, to be placed before the Shareholders' Meeting by the end of the year. In 2004 the bank networks will transfer to the IT and operating systems of the Parent Bank.

The merger of Cardine Finanziaria into SANPAOLO IMI will allow the Group to exploit the strengths of the local brands, solidly rooted in the regional markets, and achieve the economies of scale and scope from the elimination of operating overlaps and duplications.

The Board of Directors also gave the green light to the merger project of Cassa di Risparmio di Udine e Pordenone and the Cassa di Risparmio di Gorizia, which will produce a single entity, which will uniquely cover the Friuli Venezia Giulia market. The merger, as with the merger of Banca Agricola di Cerea into Cassa of Risparmio di Padova e Rovigo, effected recently, is part of the Group's rationalisation plan, as described above.

All these corporate initiatives move towards the extension of the Group's distribution model which showed in 2003 its operational and commercial efficiency with significant growth rates in all the principal aggregates, thanks to the strong roots of the bank networks and growing efficiency of the Group's central functions and product factories.

The US Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This press release contains forward-looking statements which reflect management's current views on certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Furthermore, certain forward-looking statements are based upon assumptions of events which may not prove to be accurate. The following could cause actual results to differ materially from those projected or implied in any forward-looking statements: competitive conditions or unexpected changes in the markets served by Sanpaolo IMI, fiscal policy or plans in Italy or the European Union, unexpected turbulence in interest rates, foreign exchange rates or equity prices, regional or general changes in asset valuations, the business and financial condition of the company or its customers, Italian and foreign laws, regulations and taxes and the adequacy of loss reserves and general economic conditions in Italy and in other countries where Sanpaolo IMI conducts its business. These factors should not be considered as exhaustive. Because of such uncertainties and risks, readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this press release. Sanpaolo IMI assumes no responsibility to update any such forward-looking statements.

INVESTOR RELATIONS
investor.relations@sanpaoloimi.com—Telefax +39 011 5552989
 Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Anna Monticelli (+39 011 5552526)

Reclassified consolidated statement of income

	H103	H102 pro forma	Var. H103/H102	FY2002 pro forma
	(€/mil)	(€/mil)	(€/mil)	(€/mil)
NET INTEREST INCOME	1,919	1,881	+2.0	3,775

Net commissions and other net dealing revenues	1,428	1,416	+0.8	2,866
Profits and losses from financial transactions and dividends on shares	267	214	+24.8	300
Profits from companies carried at equity and dividends from shareholdings	139	184	-24.5	293

NET INTEREST AND OTHER BANKING INCOME	3,753	3,695	+1.6	7,234

Administrative costs	-2,329	-2,322	+0.3	-4,700
—personnel	-1,449	-1,436	+0.9	-2,888
—other administrative costs	-745	-754	-1.2	-1,551
—indirect duties and taxes	-135	-132	+2.3	-261
Other operating income, net	162	169	-4.1	354
Adjustments to tangible and intangible fixed assets	-230	-228	+0.9	-521

OPERATING INCOME	1,356	1,314	+3.2	2,367

Adjustments to goodwill and merger and consolidation differences	-80	-87	-8.0	-218
Provisions and net adjustments to loans and financial fixed assets	-320	-310	+3.2	-1,426

INCOME BEFORE EXTRAORDINARY ITEMS	956	917	+4.3	723

Net extraordinary income/charges	-172	137	n.s.	321

INCOME BEFORE TAXES	784	1,054	-25.6	1,044

Income taxes for the period	-322	-420	-23.3	-463
Change in reserves for general banking risks	—	-2	n.s.	363
Income attributable to minority interests	-21	-29	-27.6	-43

NET INCOME	441	603	-26.9	901

(1)
The pro forma situations reflect conventionally the full consolidation of Inter-Europa Bank and Eptaconsors and proportional consolidation of Cariforlì from 1 January 2002, as well as the exclusion from the area of full consolidation of IMIWEB and proportional consolidation of Finconsumo, again from that date.

Quarterly analysis of the reclassified consolidated statement of income

	Q203	Q103 pro-forma(1)	Q402 pro-forma(1)	Q302 pro-forma(1)	Q202 pro-forma(1)	Q201 pro-forma(1)	Average
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
NET INTEREST INCOME	964	955	958	936	952	929	944

Net commissions and other net dealing revenues	730	698	769	681	704	712	717
Profits and losses from financial transactions and dividends on shares	183	84	67	19	128	86	75
Profits from companies carried at equity and dividends from shareholdings	90	49	54	55	135	49	73

NET INTEREST AND OTHER BANKING INCOME	1,967	1,786	1,848	1,691	1,919	1,776	1,809

Administrative costs	-1,182	-1,147	-1,236	-1,142	-1,188	-1,134	-1,175
—personnel	-732	-717	-752	-700	-728	-708	-722
—other administrative costs	-382	-363	-415	-382	-389	-365	-388
—indirect duties and taxes	-68	-67	-69	-60	-71	-61	-65
Other operating income, net	81	81	92	93	91	78	88
Adjustments to tangible and intangible fixed assets	-120	-110	-162	-131	-116	-112	-130

OPERATING INCOME	746	610	542	511	706	608	592

Adjustments to goodwill and merger and consolidation differences	-46	-34	-91	-40	-45	-42	-54
Provisions and net adjustments to loans and financial fixed assets	-186	-134	-662	-454	-154	-156	-357

INCOME BEFORE EXTRAORDINARY ITEMS	514	442	-211	17	507	410	181

Net extraordinary income/charges	-214	42	150	34	81	56	80

INCOME BEFORE TAXES	300	484	-61	51	588	466	261

Income taxes for the period	-128	-194	35	-78	-247	-173	-116
Change in reserves for general banking risks	—	—	352	13	-2	—	91
Income attributable to minority interests	-12	-9	—	-14	-15	-14	-11

NET INCOME	160	281	326	-28	324	279	225

(1)
The pro forma situations reflect conventionally the full consolidation of Inter-Europa Bank and Eptaconsors and proportional consolidation of Cariforlì from 1 January 2002 the exclusion from the area of full consolidation of IMIWEB and proportional consolidation of Finconsumo, again from that date as well as, only for the first quarter of 2002, the full consolidation of the former Cardine Group, for the first time as at 30 June 2002 with accounting effect from that date.

Reclassified consolidated balance sheet

	30/6/2003	30/6/2002 pro-forma(1)	Var. 30/6/03- 30/6/02 pro-forma	31/12/2002 pro-forma(1)
	(€/mil)	(€/mil)	(%)	(€/mil)
ASSETS
Cash and deposits with central banks and post offices	980	1,098	-10.7	1,508
Loans	151,344	148,044	+2.2	150,117
—due from banks	21,129	23,046	-8.3	22,268
—loans to customers	130,215	124,998	+4.2	127,849
Dealing securities	24,805	24,696	+0.4	19,217
Fixed assets	9,804	10,639	-7.8	9,615
—investment securities	3,369	3,662	-8.0	2,920
—equity investments	3,860	4,043	-4.5	4,015
—intangible fixed assets	372	426	-12.7	433
—tangible fixed assets	2,203	2,508	-12.2	2,247
Differences arising on consolidation and on application of the equity method	1,027	1,195	-14.1	1,080
Other assets	26,645	23,003	+15.8	23,304

Total assets	214,605	208,675	+2.8	204,841

LIABILITIES
Payables	165,842	167,679	-1.1	162,513
—due to banks	28,597	30,468	-6.1	24,629
—due to customers and securities issued	137,245	137,211	+0.0	137,884
Provisions	3,718	4,218	-11.9	3,844
—for taxation	460	1,099	-58.1	681
—for termination indemnities	971	995	-2.4	967
—for risks and charges	1,939	1,776	+9.2	1,848
—for pensions and similar	348	348	—	348
Other liabilities	27,546	19,780	+39.3	20,983
Subordinated liabilities	6,784	6,147	+10.4	6,605
Minority interests	292	445	-34.4	342
Shareholders' equity	10,423	10,406	+0.2	10,554

Total liabilities	214,605	208,675	+2.8	204,841

(1)
The pro forma situations reflect conventionally the full consolidation of Inter-Europa Bank and Eptaconsors and proportional consolidation of Cariforlì from 1 January 2002, as well as the exclusion from the area of full consolidation of IMIWEB and proportional consolidation of Finconsumo, again from that date.

Quarterly analysis of the reclassified consolidated balance sheet

	2003
			2002 pro-forma(1)
		31/3 pro-forma(1)
	30/6		31/12	30/9	30/6	31/3
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
ASSETS
Cash and deposits with central banks and post offices	980	973	1,508	1,124	1,098	1,512
Loans	151,344	153,064	150,117	147,096	148,044	148,827
—due from banks	21,129	23,742	22,268	22,289	23,046	21,597
—loans to customers	130,215	129,322	127,849	124,807	124,998	127,230
Dealing securities	24,805	20,715	19,217	23,293	24,696	25,306
Fixed assets	9,804	10,121	9,615	10,068	10,639	11,707
—investment securities	3,369	3,475	2,920	3,138	3,662	3,950
—equity investments	3,860	4,044	4,015	4,091	4,043	4,754
—intangible fixed assets	372	404	433	406	426	447
—tangible fixed assets	2,203	2,198	2,247	2,433	2,508	2,556
Differences arising on consolidation and on application of the equity method	1,027	1,055	1,080	1,148	1,195	1,175
Other assets	26,645	22,359	23,304	23,145	23,003	23,175

Total assets	214,605	208,287	204,841	205,874	208,675	211,702

LIABILITIES
Payables	165,842	167,389	162,513	164,721	167,679	169,550
—due to banks	28,597	28,117	24,629	27,104	30,468	33,216
—due to customers and securities issued	137,245	139,272	137,884	137,617	137,211	136,334
Provisions
—for taxation	3,718	3,958	3,844	4,333	4,218	4,635
—for termination indemnities	460	873	681	1,219	1,099	1,445
—for risks and charges	971	971	967	975	995	998
—for pensions and similar	1,939	1,766	1,848	1,792	1,776	1,817
	348	348	348	347	348	375
Other liabilities	27,546	19,237	20,983	19,809	19,780	19,659
Subordinated liabilities	6,784	6,533	6,605	6,210	6,147	5,785
Minority interests	292	354	342	437	445	805
Shareholders' equity	10,423	10,816	10,554	10,364	10,406	11,268

	214,605	208,287	204,841	205,874	208,675	211,702

(1)
The pro forma situations reflect conventionally the full consolidation of Inter-Europa Bank and Eptaconsors and proportional consolidation of Cariforlì from 1 January 2002 the exclusion from the area of full consolidation of IMIWEB and proportional consolidation of Finconsumo, again from that date as well as, only for the first quarter of 2002, the full consolidation of the former Cardine Group, for the first time as at 30 June 2002 with accounting effect from that date.

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SIGNATURES
  Reclassified consolidated statement of income
  Quarterly analysis of the reclassified consolidated statement of income
  Reclassified consolidated balance sheet
  Quarterly analysis of the reclassified consolidated balance sheet